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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                                             SEC FILE NUMBER
                                                                0-20600
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                                                              CUSIP NUMBER
                                                               98975W104
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                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

   [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: SEPTEMBER 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant: ZOLTEK COMPANIES, INC.
         Former Name if Applicable: NA

         3101 MCKELVEY ROAD
         Address of Principal Executive Office (Street and Number)

         ST. LOUIS, MISSOURI 63044
         City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that: [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

         DESPITE THE REGISTRANT'S DILIGENT EFFORTS, COMPLETION OF THE REGISTRANT'S FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 HAS BEEN DELAYED DUE TO UNANTICIPATED DELAYS WHICH RESULTED FROM THE TIMING OF COMPLETION OF A PROPOSED REFINANCING OF THE REGISTRANT'S BANK CREDIT FACILITIES AND CERTAIN PROPOSED PRIVATE EQUITY FINANCING ARRANGEMENTS.

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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

JAMES F. WHALEN                                    (314)         291-5110
    (Name)                                      (Area Code) (Telephone Number)

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         (2) Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X] Yes     [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X] Yes     [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         THE REGISTRANT ANTICIPATES THAT THE CONSOLIDATED STATEMENT OF OPERATIONS INCLUDED IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 WILL REPORT A NET LOSS FROM CONTINUING OPERATIONS OF APPROXIMATELY $8.7 MILLION, OR $(0.53) PER SHARE, AS COMPARED TO A NET LOSS FROM CONTINUING OPERATIONS OF $21.3 MILLION, OR $(1.29) PER SHARE, REPORTED FOR THE FISCAL ENDED SEPTEMBER 30, 2001. INCLUDING DISCONTINUED OPERATIONS, THE REGISTRANT ANTICIPATES REPORTING A NET LOSS OF APPROXIMATELY $7.8 MILLION, OR $(0.48) PER SHARE, FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002, AS COMPARED TO A NET LOSS OF $31.6 MILLION, OR $(1.91) PER SHARE, FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001. THE NET LOSS ANTICIPATED FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002 IS ATTRIBUTABLE PRIMARILY TO A DECLINE OF APPROXIMATELY $6.9 MILLION, OR 18.3%, IN CARBON FIBER SALES IN FISCAL 2002 AS COMPARED TO FISCAL 2001, WHICH DECLINE RESULTED PRIMARILY AS A RESULT OF DISTRESSED PRICING IN EXISTING MARKETS, WEAKENED ECONOMIC CONDITIONS GLOBALLY AND UNUSED CAPACITY CHARGES OF APPROXIMATELY $6.0 MILLION. THE REGISTRANT'S IMPROVED OPERATING RESULTS FOR FISCAL 2002 AS COMPARED TO FISCAL 2001 WERE LARGELY ATTRIBUTABLE TO REDUCTIONS IN EXPENSES DUE TO COST-CUTTING MEASURES.


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                           ZOLTEK COMPANIES, INC.
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 27, 2002                      By  /s/ James F. Whalen
                                               ------------------------------
                                                James F. Whalen





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